SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

TRANSITION THERAPEUTICS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 8

CUSIP No. 893716209
1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 897,084
	6	Shared voting power 2,392,894
	7	Sole dispositive power 897,084
	8	Shared dispositive power 2,392,894
9	Aggregate amount beneficially owned by each reporting person 3,289,978
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 14.2%
12	Type of reporting person IN

13G	Page 3 of 8

CUSIP No. 893716209
1	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 2,392,894
	6	Shared voting power not applicable
	7	Sole dispositive power 2,392,894
	8	Shared dispositive power not applicable
9	Aggregate amount beneficially owned by each reporting person 2,392,844
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 10.3%
12	Type of reporting person CO

13G	Page 4 of 8

CUSIP No. 893716209
1	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 457,884
	6	Shared voting power not applicable
	7	Sole dispositive power 457,884
	8	Shared dispositive power not applicable
9	Aggregate amount beneficially owned by each reporting person 457,884
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 2.0%
12	Type of reporting person OO

13G	Page 5 of 8

CUSIP No. 893716209
1	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 321,264
	6	Shared voting power not applicable
	7	Sole dispositive power 321,264
	8	Shared dispositive power not applicable
9	Aggregate amount beneficially owned by each reporting person 321,264
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 1.4%
12	Type of reporting person OO

13G	Page 6 of 8

CUSIP No. 893716209
1	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 287,263
	6	Shared voting power not applicable
	7	Sole dispositive power 287,263
	8	Shared dispositive power not applicable
9	Aggregate amount beneficially owned by each reporting person 287,263
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 1.2%
12	Type of reporting person OO

CUSIP No. 893716209	13G	Page 7 of 8

This Amendment No. 2 to Schedule 13G is filed in respect of the common shares, no par value (“common shares”) of Transition Therapeutics Inc., a Canadian corporation (the “Company”), to amend the Schedule 13G filed on March 31, 2008 and amended by Schedule 13G (Amendment No. 1) filed on October 16, 2008 (as amended, the “Schedule 13G”).

Item 4.	Ownership

Item 4 of Schedule 13G is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

	(a)	Amount beneficially owned

The 4,356,389 common shares for which this Schedule is filed consist of (i) 897,084 shares that Jack W. Schuler owns directly and through an individual retirement account for his benefit, (ii) 2,392,844 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors, (iii) 457,884 shares owned by the Tanya Eva Schuler Trust, (iv) 321,264 shares owned by the Therese Heidi Schuler Trust and (c) 287,263 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

Each Trust is an irrevocable trust that Mr. Schuler established for the benefit of one of his three children, all of whom are adults and none of whom reside with him. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation and (ii) the shares owned by any of the Trusts.

	(b)	Percent of Class 18.8%

	(c)	Number of Shares as to Which Such Person Has:

for Mr. Schuler:

		(i)	Sole power to vote or to direct the vote: 897,084

		(ii)	Shared power to vote or direct the vote: 2,392,894*

		(iii)	Sole power to dispose or to direct the disposition of: 897,084

		(iv)	Shared power to dispose of to direct the disposition of: 2,392,894*

*  Mr. Schuler shares the voting and dispositive power in respect of the 2,392,844 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renata Schuler, and his daughter, Tanya Schuler.

for the Schuler Family Foundation:

		(i)	Sole power to vote or to direct the vote: 2,392,844

		(ii)	Shared power to vote or direct the vote: not applicable

		(iii)	Sole power to dispose or to direct the disposition of: 2,392,844

		(iv)	Shared power to dispose of to direct the disposition of: not applicable for the Tanya Eva Schuler Trust:

		(i)	Sole power to vote or to direct the vote: 457,884

		(ii)	Shared power to vote or direct the vote: not applicable

		(iii)	Sole power to dispose or to direct the disposition of: 457,884

		(iv)	Shared power to dispose of to direct the disposition of: not applicable for the Therese Heidi Schuler Trust:

		(i)	Sole power to vote or to direct the vote: 321,264

		(ii)	Shared power to vote or direct the vote: not applicable

		(iii)	Sole power to dispose or to direct the disposition of: 321,464

		(iv)	Shared power to dispose of to direct the disposition of: not applicable for the Tino Hans Schuler Trust:

		(i)	Sole power to vote or to direct the vote: 287,263

		(ii)	Shared power to vote or direct the vote: not applicable

		(iii)	Sole power to dispose or to direct the disposition of: 287,263

		(iv)	Shared power to dispose of to direct the disposition of: not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 of Schedule 13G is hereby amended by deleting the text of Item 6 in its entirety and replacing it with the following:

The 4,356,389 common shares for which this Schedule is filed consist of (i) 897,084 shares that Jack W. Schuler owns directly and through an individual retirement account for his benefit, (ii) 2,392,844 shares owned by the Schuler Family Foundation, a tax-exempt private foundation of which Mr. Schuler is one of three directors, (iii) 457,884 shares owned by the Tanya Eva Schuler Trust, (iv) 321,264 shares owned by the Therese Heidi Schuler Trust and (c) 287,263 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

Each Trust is an irrevocable trust that Mr. Schuler established for the benefit of one of his three children, all of whom are adults and none of whom reside with him. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the shares owned by the Schuler Family Foundation and (ii) the shares owned by any of the Trusts.

The individual retirement account, the Schuler Family Foundation and the three Trusts each have the right to receive and the power to direct the receipt of dividends from, and the proceeds of sale from, the common shares that they respectively own.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose of effect.

CUSIP No. 893716209	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011.

/S/ JACK W. SCHULER
Jack W. Schuler

Schuler Family Foundation

/S/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

/S/ H. GEORGE SCHULER
H. George Schuler, Trustee